Exhibit 2.1

26 Capital Acquisition Corp.

701 Brickell Avenue, Suite 1550

Miami, FL 33131

March 30, 2022

Universal Entertainment Corporation

Ariake Frontier Building A

3-7-26 Ariake

Koto-ku

Tokyo 135-0063

Japan

Attention: Toji Takeuchi

Tiger Resort, Leisure and Entertainment, Inc.

New Seaside Drive, Entertainment City, Barangay Tambo

Paranaque City 1701

Metro Manila, Philippines

Attention: Hans Van Der Sande

Re:	Agreement and Plan of Merger and Share Acquisition

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger and Share Acquisition, dated as of October 15, 2021, as amended by Amendment No. 1, dated as of February 15, 2022 (the “Agreement”), by and among Tiger Resort Asia Ltd., Tiger Resort, Leisure and Entertainment, Inc., Okada Manila International, Inc. (which, pending approval by the Philippine Securities and Exchange Commission, is changing its name to UE Resorts International, Inc.), Project Tiger Merger Sub, Inc., and 26 Capital Acquisition Corp. Capitalized terms used and not otherwise defined in this letter agreement will have the meanings ascribed to such terms in the Agreement.

Notwithstanding anything in the Agreement to the contrary, the Parties hereby agree that:

(i) the Reorganization will not include the amendment of the Okada Manila Lease in full, as set forth in Step 5 of the Reorganization Step Plan, and that the Okada Manila Lease will instead (a) be amended in part prior to the Closing and (b) be further amended after the Closing;

(ii) Section 6.18 of the Merger Agreement is hereby deleted and replaced with “[Reserved.]”; and

(iii) for purposes of Sections 2.1, 3.1 and 7.1(e) of the Agreement, the Reorganization will be deemed complete prior to the recording in the stock and transfer book of the Company of the transfer of the shares of the Company from TRA to Parent, as contemplated in Step 3 of the Reorganization Step Plan, as long as the contribution agreement providing for such transfer has been executed and remains in full force and effect.

The Parties further agree that the other Transaction Documents shall be amended, as applicable, to reflect the above agreements.

Except as expressly modified pursuant to this letter agreement, all of the terms, conditions and other provisions of the Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

All references to the Agreement in Sections 4.2, 4.5, 5.2 and 5.3 of the Agreement shall be read to include this letter agreement and the representations and warranties made in such Sections shall be made as of the date of the Agreement and as of the date of this letter agreement.

The provisions of Article 9 of the Agreement shall apply to this letter agreement mutatis mutandis, and to the Agreement as modified by this letter agreement, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

Please indicate your agreement with the foregoing, effective as of the date first above mentioned, by signing below.

Sincerely,

26 Capital Acquisition Corp.

By:	/s/ Jason Ader
Name:	Jason Ader
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

Tiger Resort Asia Ltd.

By:	/s/ Kenshi Asano

Name:	Kenshi Asano
Title:	Director

Tiger Resort, Leisure and Entertainment, Inc.

By:	/s/ Byron Yip

Name:	Byron Yip
Title:	President and Chief Operating Officer

Okada Manila International, Inc.

By:	/s/ Byron Yip

Name:	Byron Yip
Title:	President and Chief Operating Officer

Project Tiger Merger Sub, Inc.

By:	/s/ Byron Yip

Name:	Byron Yip
Title:	President and Director

[Signature Page to Letter Agreement re: Agreement and Plan of Merger and Share Acquisition]